Exhibit 99.12

PRESS RELEASE

Mozambique: TotalEnergies to become

a leading player in fuel distribution

Paris/Maputo, January 31, 2022 – TotalEnergies is expanding in Mozambique with the acquisition of BP’s retail network, wholesale fuel business and logistics assets.

The transaction covers a network of 26 service stations, a portfolio of business customers and 50% in SAMCOL, the logistics company previously jointly owned by TotalEnergies and BP, which operates the Matola, Beira and Nacala fuel import terminals.

These assets are complementary to TotalEnergies’ existing network of 57 service stations and current B2B business. With this acquisition, TotalEnergies strengthens its position as the leading retailer of petroleum products in the country.

During his visit to Mozambique earlier today, Patrick Pouyanné, Chairman and CEO of TotalEnergies, inaugurated the new network's first service station to fly the TotalEnergies colors. The solarized service station “24 de Julho”, is located in Maputo and has both a Bonjour café and store. TotalEnergies now has 19 solarized service stations in Mozambique.

"This agreement reflects TotalEnergies' willingness to pursue its investments in Mozambique’s energy sector in order to deploy our multi-energy strategy in the country through retailing of petroleum products for mobility, the major Mozambique LNG project and accompanying supply of domestic gas, and opportunities under review in the area of renewable energies. Our ambition with all this is to contribute to the country's sustainable development and give access to energy to as many people as possible", said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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About TotalEnergies in Mozambique

Present in Mozambique since 1991, the Company operates in the Exploration & Production and Marketing & Services segments. TotalEnergies Marketing Moҫambique SA is a major player in the downstream petroleum products market with a nationwide gas stations network, industrial and mining customers, lubricants and logistics. Prior to this acquisition, TotalEnergies Marketing Moҫambique had an estimated market share of 14%.

TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of TotalEnergies, operates Mozambique LNG with a 26.5% participating interest.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).